Annaly Capital Management, Inc.
1211 Avenue of the Americas, Suite 2902
New York, NY 10036

April 8, 2013

VIA EDGAR

Mr. Michael McTiernan
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Annaly Capital Management, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 18, 2013
File No. 001-13447

Dear Mr. McTiernan:

On behalf of Annaly Capital Management, Inc., set forth below are our responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission, received by letter dated March 27, 2013, with respect to our Preliminary Proxy Statement on Schedule 14A.

General

1.	Please file the form of proxy with the proxy statement.

Response

In response to the Staff’s comment, we have included the form of proxy in our revised filing of the proxy statement.

2.	Please provide a brief description of the background of the transaction, including whether the externalization was first proposed by the board or management and when it was first proposed.

Response

In response to the Staff’s comment, in our revised filing of the proxy statement, we have provided a brief description of the background of the transaction, including whether the externalization was first proposed by the board or management and when it was first proposed.  See pages 44-46.

3.	Please revise the risk factors to address the following risks of the externalization proposal or tell us why you do not believe these are material risks:

●	Changes in fiduciary duties applicable to your current executive officers;
●	Reduced transparency in individual executive officer compensation; and
●	The elimination of shareholders’ rights to engage in annual “say on pay” votes.

Response

In response to the Staff’s comment, (i) with respect to the first bullet point, we have provided an additional risk factor in our revised filing of the proxy statement,  see page 64; (ii) with respect to the second bullet point, we have provided an additional risk factor in our revised filing of the proxy statement,  see page 64; and (iii) with respect to the third bullet point, we have included in our revised filing of the proxy statement a clarification that we will continue to allow shareholders to engage in annual “say on pay” votes with respect to the management fee, see pages 62-63.

QUESTIONS AND ANSWERS ABOUT THE MEETING, page 1

4.	Please revise to include a summary of potential risks and negative factors considered by the board related to the externalization proposal.

Response

In response to the Staff’s comment, we have included a summary of potential risks and negative factors considered by the board related to the externalization proposal in our revised filing of the proxy statement.  See pages 6 and 48.

Q: Why are the independent members of our board of directors recommending approval of the Management Externalization Proposal?

5.	We note that two bullets relate to improved employee retention. Please revise to provide a more detailed explanation of why the board believes externalization will improve management retention.

Response

In response to the Staff’s comment, we have revised the disclosure to include a more detailed explanation of why the board believes externalization will improve management retention.  See pages 5 and 47.

6.
In addition, please revise to provide more detail on why the board believes an external structure “may be more attractive to certain investors and market analysts and as such may enjoy enhanced market perceptions.”

Response

In response to the Staff’s comment, we have revised the disclosure to include a more detailed explanation of why the board believes externalization may be more attractive to certain investors and market analysts and as such may enjoy enhanced market perceptions.  See pages 6, 45 and 47.

The Management Externalization Proposal, page 43

7.
Please describe in more detail the changes that have occurred in your business and in the market that have caused the independent members of your board of directors to believe that it is desirable for you to externalize your management functions at this time.

Response

In response to the Staff’s comment, we have revised the disclosure to include a more detailed discussion of the changes that have occurred in our business and in the market that have caused the independent members of our board of directors to believe that it is desirable for us to externalize your management functions at this time.  See pages 5 and 44-45.

8.	Please provide a more detailed discussion of the manager’s potential conflicts of interest.

Response

In response to the Staff’s comment, we have revised the disclosure to provide a more detailed discussion of the manager’s potential conflicts of interest.  See pages 48, 62, 63 and 64.

*           *           *

The Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            Please send any additional concerns or questions regarding your letter dated March 27, 2013, to my attention at nsingh@annaly.com or feel free to call me at 212-696-0100.

Very truly yours,

/s/ R. Nicholas Singh

R. Nicholas Singh
Secretary

cc:      Kathryn Fagan, Chief Financial Officer

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